UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Horizon Acquisition Corporation II
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
G46044122
(CUSIP Number)
Duncan Bagshaw Eldridge Industries, LLC 600 Steamboat Road Greenwich, CT 06830 203-298-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G46044122	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Horizon II Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,293,750*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,293,750*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,293,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9%
14	TYPE OF REPORTING PERSON OO

* Includes up to 1,293,750 shares subject to forfeiture in the event that the underwriters’ overallotment option is not exercised in full. See Item 5.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eldridge Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,293,750*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,293,750*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,293,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9%
14	TYPE OF REPORTING PERSON HC, OO

* Includes up to 1,293,750 shares subject to forfeiture in the event that the underwriters’ overallotment option is not exercised in full. See Item 5.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Boehly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,293,750*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,293,750*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,293,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9%
14	TYPE OF REPORTING PERSON HC, IN

* Includes up to 1,293,750 shares subject to forfeiture in the event that the underwriters’ overallotment option is not exercised in full. See Item 5.

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Item 1. Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Horizon Acquisition Corporation II, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is Horizon Acquisition Corporation II, C/O Eldridge Industries, LLC, 600 Steamboat Road, suite 200, Greenwich, CT 06830.

Item 2. Identity and Background.

(a), (c), (f)

This Statement is being filed by each of the following persons (collectively, the “Reporting Persons”):

i.	Horizon II Sponsor, LLC, a Delaware limited liability company (“Sponsor”)
ii.	Eldridge Industries, LLC, a Delaware limited liability company (“Eldridge”);and
iii.	Todd L. Boehly, a citizen of the United States of America (“Mr. Boehly”);

This Statement relates to shares of Class A Common Stock underlying units purchased in the Issuer’s initial public offering (the “IPO”) and shares of Class A Common Stock issuable upon conversion of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of the Issuer (collectively, the “Shares”).

Sponsor is indirectly controlled by Eldridge. Mr. Boehly is the indirect controlling member of Eldridge, and in such capacity, may be deemed to have voting and dispositive power with respect to the Shares. Eldridge is a private investment firm specializing in providing both equity and debt capital. Mr. Boehly is the Chairman, Chief Executive Officer and controlling member of Eldridge.

(b) The address of the principal business office of the Reporting Persons is 600 Steamboat Road, Floor 2, Greenwich, CT 06830

(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Sponsor acquired the Founder Shares (as defined below), and the Private Placement Warrants (as defined below), in exchange for capital contributions of $25,000 and $8,900,000, respectively. The Sponsor expended $155,000,000 to acquire the Units (as defined below) reported herein as being held on its behalf. The funds for acquisitions reported in this Item 3 were derived from funds provided by affiliates of the Sponsor.

Item 4. Purpose of Transaction.

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 14,375,000 shares of Class B Common Stock (the “Founder Shares”) for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated August 7, 2020 between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. As described in the Issuer’s registration statement on Form S-1 (File No. 333-249131) under the heading “Description of Securities—Founder Shares,” the shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

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Units

On October 22, 2020, in connection with the Issuer’s initial public offering, Sponsor acquired 15,500,000 units (the “Units”) of the Issuer at $10.00 per Unit. Each Unit consists of one share of Class A Common Stock and one-third of one warrant, each whole warrant entitling the holder to purchase one share of Class A Common Stock at $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated October 19, 2020). The warrants included in the Units will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering. The warrants included in the Units will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Private Placement Warrants

On October 22, 2020, simultaneously with the closing of the Issuer’s IPO, pursuant to the Private Placement Warrants Purchase Agreement, the Sponsor acquired 5,933,333 warrants at a purchase price of $1.50 per warrant. The Private Placement Warrants are identical to the warrants included in the Units sold in the Issuer’s IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (except to certain permitted transferees) until 30 days after the completion of the Issuer’s initial business combination. The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Persons on the basis of a total of 50,000,000 shares of Class A Common Stock outstanding and 13,793,750 shares of Class B Common Stock outstanding is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include Shares issuable upon conversion of the Class B Common Stock.

The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as set forth in Item 4 and Item 6 of this Schedule 13D, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons.

CUSIP No. G46044122	SCHEDULE 13D	Page 7 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 14,375,000 shares of Class B Common Stock were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement. In connection with the Sponsor’s participation in the IPO, Sponsor forfeited 581,250 shares of Class B Common Stock pursuant to the terms of the IPO. Under the Securities Subscription Agreement, up to 1,293,750 Founder Shares remain subject to forfeiture to the extent that the underwriters of the Issuer’s IPO do not exercise their overallotment option in full.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration and Shareholder Rights Agreement

On October 22, 2020, in connection with the Issuer’s initial public offering, the Issuer and the Sponsor entered into a registration and shareholder rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The summary of such registration and shareholders rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On October 19, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination. The Issuer has agreed it would not enter into a definitive agreement regarding a proposed business combination without the prior consent of the Sponsor.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Common Stock for cash, securities or other property. Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

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Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 24 months from the closing of its initial public offering unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The Letter Agreement also provides for the forfeiture of certain of the Founder Shares depending on the extent to which the underwriters exercise the over-allotment option in the IPO.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as an exhibit hereto.

CUSIP No. G46044122	SCHEDULE 13D	Page 9 of 11

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of October 27, 2020.
2	Securities Subscription Agreement, dated August 7, 2020, between the Issuer and Horizon II Sponsor, LLC (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 29, 2020).
3	Registration and Shareholder Rights Agreement, dated October 22, 2020, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020).
4	Letter Agreement, dated October 19, 2020, among the Issuer, its officers and directors and Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020).
5	Private Placement Warrants Purchase Agreement, dated October 19, 2020 by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2020).

CUSIP No. G46044122	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2020

HORIZON II SPONSOR, LLC

By:	/s/ Todd Boehly
Name: Todd Boehly
Title: Chief Executive Officer

ELDRIDGE INDUSTRIES, LLC

By:	/s/ Todd Boehly
Name: Todd Boehly
Title: Authorized Signatory

/s/ Todd Boehly
Todd Boehly